

September 21, 2020

Thomas McHugh
Senior Vice President and Chief Financial Officer
AVADEL PHARMACEUTICALS PLC
10 Earlsfort Terrace
Dublin 2, Ireland
D02 T380

> **Re: AVADEL PHARMACEUTICALS PLC**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **Form 10-Q for the Period Ended June 30, 2020**
> **Filed August 10, 2020**
> **File No. 001-37977**

Dear Mr. McHugh:

We have reviewed your August 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2020 letter.

Form 10-Q for the Period Ended June 30, 2020

Note 4. Disposition of the Hospital Business, page 13

1. We note your response to comment 1. Pursuant to ASC 205-20-45-1B, the sale of the sterile injectable drugs portfolio business appears to represent a strategic shift that has had a major effect on your operations and financial results and correspondingly it would appear that this business, which also represents a component of an entity, should be reported as discontinued operations. In this regard, we note that this business appears to be a different product line than your current lead drug candidate, FT218, which you note is management's primary focus. In addition, the pro forma financial information provided

indicates that the strategic shift had a major effect on your operations and financial results in terms of revenues, net income/loss and net income/loss per share amounts. Please also refer to Example 1 of the Implementation Guidance in ASC 205-20-55-82 through 55-101. Please revise your financial statements to reflect the sterile drugs portfolio business as discontinued operations.

 You may contact Nudrat Salik at (202) 551-3692 or Ameen Hamady at (202) 551-3891 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences